EXHIBIT 21.1

LIST OF SUBSIDIARIES
OF
NPS PHARMACEUTICALS, INC.

- NPS Services, L.C. (Nevada limited liability company)

- NPS Holdings Company (incorporated in the Province of Nova Scotia, Canada)

- NPS Allelix Inc. (incorporated in the Province of Nova Scotia, Canada)

- Cinacalcet Royalty Sub LLC (Delaware limited liability company)

- NPS Pharma UK Limited (incorporated in the United Kingdom)

- NPS Pharma Holdings U.S., Inc. (Delaware company)

- NPS Pharma Holdings Limited (incorporated in Ireland)

- NPS Pharma International Limited (incorporated in Ireland)

- NPS Pharma Germany GmbH (incorporated in Germany)